Regulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Brochure of Particulars
Released	10:56 05-Dec-05
Number	1266V

05013152

Brochure of Particulars

SUPPL

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 1,151,318 Ordinary Shares of nominal value Euro 0.01 each in the capital of C&C Group plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading. These shares have been allotted pursuant to the Scrip Dividend scheme in respect of the interim dividend for the year-ending 28th February 2006. Such admission is expected to become effective and dealings to commence in these shares on 7 December 2005.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 7 2005
WASH, D.C. 213

ENDS.

Enquiries:
Noreen O'Kelly
Secretary
Phone: + 353 1 616 1103

PROCESSED
DEC 1 2 2005
THOMSON FINANCIAL

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Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	08:57 01-Dec-05
Number	9621U

REFERENCE No: 82-34854

C&C Group plc (the "Company")
Holdings in Company

We have been informed today that on 29 November 2005, CIE Management 11 Limited, Capital d'Amerique CPDQ Inc and Teabar Capital Corporation and Ontario Teachers' Pension Plan Board and Euro Ventures Pte Limited have collectively disposed of the twenty three million ordinary shares of €0.01 each ("Ordinary Shares") in the share capital of the Company.

CIE Management 11 Limited has also informed the Company that it no longer has a notifiable interest in the share capital of the Company.

All Ordinary Shares were disposed of at a price of 5.00.

In addition we were informed that each of CIE Management II Limited, Capital d'Amerique CPDQ Inc, Teabar Capital Corporation and Euro Ventures Pte Limited have undertaken in favour of J&E Davy and Citigroup Global Markets U.K. Equity Limited that, except in certain limited circumstances, they will not, for a period of 90 days from 2 December 2005, transfer, charge or otherwise dispose of any interest in Ordinary Shares of which they are the registered or beneficial owner

ENDS

Contacts:
Noreen O'Kelly
Group Company Secretary
Tel: +353 1 616 1103

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